UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2021

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of First Quarter 2021 Consolidated Results
2.	First Quarter 2021 Consolidated Earnings Results Presentation

Item 1

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States. As such, it is subject to compliance with securities regulation in Colombia and applicable U.S. securities regulation. Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate.

The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

This report includes forward-looking statements. In some cases, you can identify these forward-looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words. Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC.

Recipients of this document are responsible for the assessment and use of the information provided herein. Matters described in this presentation and our knowledge of them may change extensively and materially over time but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report.

The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description.

When applicable, in this document we refer to billions as thousands of millions.

1

Report of 1Q2021 consolidated results Information reported in Ps billions and under IFRS, except per share information

Bogotá, May 19th, 2021. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income of Ps 791.8 billion (Ps 35.5 pesos per share) for 1Q2021 versus a Ps 700.2 billion (Ps 31.4 pesos per share) figure reported for 1Q2020. ROAE was 15.4% and ROAA was 1.8% for 1Q2021.

Key results of the quarter:

•	Despite a slow start during the month of January associated to a second wave of Covid contagions that resulted in mobility restrictions and lockdowns, economic activity picked up briskly during the rest of the first quarter of 2021. As a result, on a seasonally adjusted basis the economy grew 2.0% during 1Q21, versus the same quarter of 2020, positively surprising the market consensus and breaking a four-quarter trend of negative or zero growth.

•	The improvement in the economy boosted Grupo Aval’s performance, resulting in net income for the quarter of 792 billion pesos, or 35.5 pesos per share, an ROAA of 1.8% and an ROAE of 15.4%. Net income increased 13% versus the first quarter of 2020 and almost 25% versus the fourth quarter of 2020.

•	Consolidated Assets increased to 337 trillion pesos, a 4.3% growth versus 4Q2020 and of 5.1% versus 1Q2020.

•	Consolidated Gross Loans increased to 210 trillion pesos, a 3.8% growth versus 4Q2020 and of 4.4% versus 1Q2020.

•	Consolidated Deposits increased to 222 trillion pesos, a 4.8% growth versus 4Q2020 and of 9.3% versus 1Q2020.

•	The quality of our loan portfolio, measured as loans past due more than 90 days, improved by 20 bps during the quarter, from 3.6% at the end of last year to 3.4% at the end of 1Q2021.

•	Cost of Risk for the quarter, at 2.2%, reflected the improvement in the overall shape of the loan portfolio. This ratio is the same as was registered a year ago during 1Q2020 and is a material improvement versus the 3.5% level registered in 4Q2020.

•	During 1Q2021, total NIM decreased to 4.6% versus 5.3% in 4Q2020, principally driven by a 313bps drop, from 2.77% to -0.36%, in NIM on Investments. During this same period NIM on loans decreased 8bps to 5.8%.

•	As anticipated, and mostly due to new regulation requiring Colombian banks to report solvency ratios under Basel III as of 1Q2021, all Aval banks reported materially stronger capital ratios. Versus 4Q2020, Aval banks Tier 1 ratios improved between 150bps and 290bps resulting in Tier 1 ratios between 10.4% and 12.6% and in total solvency ratios in the 13% area.

•	The rhythm at which Corficolombiana continues to develop its infrastructure projects also continues to contribute to the company’s results.

•	Aval’s consolidated Cost to Assets ratio improved to 3.1% during 1Q2021 versus the 3.4% observed during 4Q2020 and 1Q2020, in part as a result of a decrease of 8.8% in quarterly total expenses versus 4Q2020.

•	The quarter ended with strong funding and liquidity positions, as evidenced by the Deposits/Net Loans ratio of 1.10x, and the Cash/Deposits ratio of 15.8%.

2

Report of 1Q2021 consolidated results Information reported in Ps billions and under IFRS, except per share information

Bogotá, May 19th, 2021. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income of Ps 791.8 billion (Ps 35.5 pesos per share) for 1Q2021 versus a Ps 700.2 billion (Ps 31.4 pesos per share) figure reported for 1Q2020. ROAE was 15.4% and ROAA was 1.8% for 1Q2021.

	COP $tn	1Q20	4Q20	1Q21	1Q21 vs 1Q20	1Q21 vs 4Q20
	Gross Loans	$ 200.7	$ 201.8	$ 209.5	4.4%	3.8%
Balance Sheet	Deposits	$ 203.2	$ 211.8	$ 222.1	9.3%	4.8%
	Deposits/Net Loans	1.04 x	1.08 x	1.10 x	0.06 x	0.02 x

	90 days PDLs / Gross Loans	3.1%	3.6%	3.4%	27 bps	(15) bps
Loan Quality	Allowance/90 days PDLs	1.41 x	1.52 x	1.55 x	0.14 x	0.03 x
	Cost of risk	2.2%	3.5%	2.2%	7 bps	(129) bps

	Net interest margin	4.8%	5.3%	4.6%	(21) bps	(71) bps
	Fee income Ratio	24.6%	21.0%	23.3%	(124) bps	231 bps
	Efficiency Ratio	47.1%	42.9%	44.7%	(232) bps	179 bps
Profitability	Attributable net income	$ 0.70	$ 0.64	$ 0.79	13.1%	24.7%
	ROAA	1.8%	1.7%	1.8%	(4) bps	5 bps
	ROAE	14.2%	12.3%	15.4%	119 bps	319 bps

Gross loans excludes interbank and overnight funds. PDLs 90+ defined as loans more than 90 days past due. Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans. Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. ROAA is calculated as annualized Net Income divided by average of total assets. ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. NS refers to non-significant figures.

3

Report of 1Q2021 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	1Q20	4Q20	1Q21	Δ
				1Q21 vs. 4Q20	1Q21 vs. 1Q20
Cash and cash equivalents	40,136.8	34,025.5	35,132.0	3.3%	-12.5%
Trading assets	11,478.9	11,038.9	11,393.6	3.2%	-0.7%
Investment securities	28,999.9	36,061.8	40,790.6	13.1%	40.7%
Hedging derivatives assets	206.0	156.2	29.5	-81.1%	-85.7%
Total loans, net	195,066.3	195,542.0	201,016.7	2.8%	3.1%
Tangible assets	9,295.5	8,974.0	9,006.0	0.4%	-3.1%
Goodwill	8,571.5	7,713.8	8,109.6	5.1%	-5.4%
Concession arrangement rights	8,068.4	9,187.6	9,540.9	3.8%	18.3%
Other assets	18,604.4	20,196.2	21,892.6	8.4%	17.7%
Total assets	320,427.8	322,895.9	336,911.6	4.3%	5.1%
Trading liabilities	3,016.1	1,452.6	825.8	-43.2%	-72.6%
Hedging derivatives liabilities	770.9	56.6	74.0	30.8%	-90.4%
Customer deposits	203,221.5	211,841.6	222,077.7	4.8%	9.3%
Interbank borrowings and overnight funds	7,768.2	7,179.6	9,363.1	30.4%	20.5%
Borrowings from banks and others	25,511.2	19,654.5	19,122.9	-2.7%	-25.0%
Bonds issued	28,684.4	27,760.8	29,728.6	7.1%	3.6%
Borrowings from development entities	3,799.6	4,029.8	3,878.4	-3.8%	2.1%
Other liabilities	14,625.6	15,480.7	16,646.1	7.5%	13.8%
Total liabilities	287,397.4	287,456.3	301,716.6	5.0%	5.0%
Equity attributable to owners of the parent	19,472.2	20,657.3	20,376.0	-1.4%	4.6%
Non-controlling interest	13,558.1	14,782.3	14,818.9	0.2%	9.3%
Total equity	33,030.3	35,439.6	35,195.0	-0.7%	6.6%
Total liabilities and equity	320,427.8	322,895.9	336,911.6	4.3%	5.1%

Consolidated Statement of Income	1Q20	4Q20	1Q21	Δ
Interest income	5,097.5	4,816.6	4,702.4	-2.4%	-7.7%
Interest expense	2,172.0	1,764.4	1,657.0	-6.1%	-23.7%
Net interest income	2,925.5	3,052.1	3,045.4	-0.2%	4.1%
Loans and other accounts receivable	1,101.4	1,908.5	1,233.3	-35.4%	12.0%
Other financial assets	14.8	3.6	15.6	N.A.	5.6%
Recovery of charged-off financial assets	(79.7)	(103.0)	(91.7)	-11.0%	15.1%
Net impairment loss on financial assets	1,036.5	1,809.1	1,157.2	-36.0%	11.6%
Net interest income, after impairment losses	1,889.0	1,243.0	1,888.2	51.9%	0.0%
Net income from commissions and fees	1,345.8	1,385.8	1,346.8	-2.8%	0.1%
Gross profit from sales of goods and services	833.7	1,016.0	770.7	-24.1%	-7.6%
Net trading income	1,101.2	86.5	197.6	128.4%	-82.1%
Net income from other financial instruments mandatory at FVTPL	73.3	59.7	81.6	36.8%	11.4%
Total other income	(804.3)	988.5	327.9	-66.8%	-140.8%
Total other expenses	2,576.4	2,829.4	2,581.1	-8.8%	0.2%
Net income before income tax expense	1,862.3	1,950.2	2,031.7	4.2%	9.1%
Income tax expense	516.4	547.1	580.1	6.0%	12.3%
Net income for the period	1,345.8	1,403.1	1,451.6	3.5%	7.9%
Non-controlling interest	645.6	768.0	659.8	-14.1%	2.2%
Net income attributable to owners of the parent	700.2	635.1	791.8	24.7%	13.1%

Key ratios	1Q20	4Q20	1Q21	YTD 2020	YTD 2021
Net Interest Margin(1)	5.3%	5.0%	4.9%	5.3%	4.9%

Net Interest Margin (including net trading income)(1)	4.8%	5.3%	4.6%	4.8%	4.6%

Efficiency ratio(2)	47.1%	42.9%	44.7%	47.1%	44.7%
ROAA(3)	1.8%	1.7%	1.8%	1.8%	1.8%
ROAE(4)	14.2%	12.3%	15.4%	14.2%	15.4%

90 days PDL / Gross loans (5)	3.1%	3.6%	3.4%	3.1%	3.4%
Provision expense / Average gross loans (6)	2.2%	3.5%	2.2%	2.2%	2.2%
Allowance / 90 days PDL (5)	1.41	1.52	1.55	1.41	1.55
Allowance / Gross loans	4.4%	5.4%	5.3%	4.4%	5.3%
Charge-offs / Average gross loans (6)	1.9%	1.5%	2.7%	1.9%	2.7%

Total loans, net / Total assets	60.9%	60.6%	59.7%	60.9%	59.7%
Deposits / Total loans, net	104.2%	108.3%	110.5%	104.2%	110.5%
Equity / Assets	10.3%	11.0%	10.4%	10.3%	10.4%
Tangible equity ratio (7)	7.5%	8.3%	7.8%	7.5%	7.8%

Shares outstanding (EoP)	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Shares outstanding (Average)	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Common share price (EoP)	1,100.0	1,155.0	1,188.0	1,100.0	1,188.0
Preferred share price (EoP)	897.0	1,194.0	1,144.0	897.0	1,144.0
BV/ EoP shares in Ps.	873.9	927.1	914.5	873.9	914.5
EPS	31.4	28.5	35.5	31.4	35.5

P/E (8)	7.1	10.5	8.0	7.1	8.0
P/BV (8)	1.0	1.3	1.3	1.0	1.3

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) PDLs 90+ defined as loans more than 90 days past due include interest accounts receivables. Gross loans excluding interbank and overnight funds; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

4

Report of 1Q2021 consolidated results Information reported in Ps billions and under IFRS

Statement of Financial Position Analysis

1. Assets

Total assets as of March 31st, 2021 totaled Ps 336,911.6 billion showing an increase of 5.1% versus March 31st, 2020 and a 4.3% versus December 31st, 2020. Growth in assets was mainly driven by (i) an 40.7% year over year growth for investment securities equivalents to Ps 40,790.6 billion, (ii) a 3.1% year over year growth in total loans, net to Ps 201,016.7 billion and (iii) a 17.7% yearly growth in other assets, net to Ps 21,892.6 billion. When excluding FX movement in our Central American operation (“excluding FX”), asset growth would have been 8.4% versus March 31st, 2020 and 1.8% versus December 31st, 2020; for investment securities growth would have been 44.8% versus March 31st, 2020 and 10.2% versus December 31st, 2020; for total loans, net growth would have been 6.5% versus March 31st, 2020 and 0.2% versus December 31st, 2020; and for other assets 18.5% versus March 31st, 2020 and 7.6% versus December 31st, 2020.

Multi Financial Group contributed with Ps. 17.5 trillion in assets (USD 4.7 billion) as of March 31st, 2021.

1.1 Loan portfolio

Gross loans (excluding interbank and overnight funds) increased by 4.4% between March 31st, 2020 and March 31st, 2021 to Ps 209,514.1 billion (7.9% excluding FX) mainly driven by (i) a 5.2% increase in Consumer loans to Ps 68,626.8 billion (9.1% excluding FX), (ii) a 12.1% increase in Mortgages loans to Ps 26,030.9 billion (18.6% excluding FX) and (iii) a 2.4% increase in Commercial loans to Ps 114,497.6 billion (5.1% excluding FX).

Multi Financial Group contributed with Ps. 12.5 trillion in gross loans (USD 3.4 billion). Ps. 7.1 trillion in commercial loans (USD 1.9 billion), Ps. 2.8 trillion in consumer loans (USD 0.8 billion) and Ps. 2.6 trillion in mortgages loans (USD 0.7 billion) as of March 31st, 2021.

Interbank & overnight funds decreased by 21.9% to Ps 2,561.9 billion (-18.1% excluding FX) during the last twelve months.

Loss allowance was Ps 11,059.2 billion as of March 31st, 2021 taking net loans to Ps 201,016.7 billion.

Total loans, net	1Q20	4Q20	1Q21	Δ
				1Q21 vs. 4Q20	1Q21 vs. 1Q20
Gross loans
Commercial loans	111,830.7	110,986.9	114,497.6	3.2%	2.4%
Consumer loans	65,205.6	65,835.5	68,626.8	4.2%	5.2%
Mortgages loans	23,228.4	24,558.8	26,030.9	6.0%	12.1%
Microcredit loans	403.4	372.3	358.8	-3.6%	-11.1%
Gross loans	200,668.0	201,753.5	209,514.1	3.8%	4.4%
Interbank & overnight funds	3,282.2	4,693.7	2,561.9	-45.4%	-21.9%
Total gross loans	203,950.2	206,447.2	212,076.0	2.7%	4.0%
Loss allowance	(8,883.9)	(10,905.2)	(11,059.2)	1.4%	24.5%
Allowance for impairment of commercial loans	(4,601.8)	(5,281.3)	(5,307.4)	0.5%	15.3%
Allowance for impairment of consumer loans	(3,783.5)	(4,939.0)	(5,003.9)	1.3%	32.3%
Allowance for impairment of mortgages	(406.5)	(560.9)	(626.7)	11.7%	54.2%
Allowance for impairment of microcredit loans	(92.1)	(124.0)	(121.2)	-2.3%	31.6%
Total loans, net	195,066.3	195,542.0	201,016.7	2.8%	3.1%
5

Report of 1Q2021 consolidated results Information reported in Ps billions and under IFRS

The following table shows the gross loan composition per product of each of our loan categories.

Gross loans	1Q20	4Q20	1Q21	Δ
				1Q21 vs. 4Q20	1Q21 vs. 1Q20
General purpose	77,982.4	79,451.5	82,185.2	3.4%	5.4%
Working capital	18,611.7	16,164.8	16,927.7	4.7%	-9.0%
Financial leases	10,838.2	10,636.6	10,754.6	1.1%	-0.8%
Funded by development banks	3,497.7	3,900.2	3,741.8	-4.1%	7.0%
Overdrafts	544.3	562.7	567.7	0.9%	4.3%
Credit cards	356.3	271.1	320.5	18.2%	-10.0%
Commercial loans	111,830.6	110,986.9	114,497.6	3.2%	2.4%
Payroll loans	28,098.7	30,603.7	32,483.8	6.1%	15.6%
Personal loans	11,409.6	11,210.1	11,292.0	0.7%	-1.0%
Credit cards	18,770.1	16,336.8	16,790.5	2.8%	-10.5%
Automobile and vehicle	6,399.2	7,116.0	7,468.8	5.0%	16.7%
Financial leases	302.3	338.8	360.3	6.3%	19.2%
Overdrafts	89.7	78.9	92.4	17.1%	3.0%
Other	136.0	151.2	139.2	-8.0%	2.3%
Consumer loans	65,205.6	65,835.5	68,626.8	4.2%	5.2%
Mortgages	21,602.7	22,757.6	24,181.7	6.3%	11.9%
Housing leases	1,625.6	1,801.1	1,849.2	2.7%	13.8%
Mortgages loans	23,228.4	24,558.8	26,030.9	6.0%	12.1%
Microcredit loans	403.4	372.3	358.8	-3.6%	-11.1%
Gross loans	200,668.0	201,753.5	209,514.1	3.8%	4.4%
Interbank & overnight funds	3,282.2	4,693.7	2,561.9	-45.4%	-21.9%
Total gross loans	203,950.2	206,447.2	212,076.0	2.7%	4.0%

Over the last twelve months, guaranteed products such as auto and payroll loans have driven our loan portfolio growth in accordance with our banks’ strategies.

In Colombia, gross loans increased by 1.5% during the last twelve months and 1.7% during the quarter. As for Central America, loans and receivables grew by 9.9% between March 31st, 2020 and March 31st, 2021 and 7.9% in the last quarter; when excluding FX, growth would have been 21.2% and 0.7%, respectively.

Commercial loans grew by 2.4% over the year and 3.2% in the last quarter. In Colombia, commercial loans decreased by 2.8% annually and increased 1.0% over the quarter. As for Central America, commercial loans grew by 16.2% over the year and 8.3% in the last quarter; when excluding FX, growth in Central America would have been 28.0% and 1.0%, respectively.

Consumer loans growth over the last year and quarter was mainly driven by payrolls loans. In Colombia, Consumer loans grew by 8.1% during the last twelve months and 2.7% between December 31st, 2020 and March 31st, 2021. Growth of our Central American operations was 0.6% over the year and 7.0% in the last quarter, excluding FX, growth would have been 10.9% during the last twelve months and -0.2% in the quarter.

6

Report of 1Q2021 consolidated results Information reported in Ps billions and under IFRS

The following table shows the loans and receivables composition per entity. During the last twelve months, Banco Popular showed the highest growth rate within our banking operation in Colombia, driven by a strong performance in consumer loans which grew 13.0% and mortgages which grew 17.4%.

Gross loans / Bank ($)	1Q20	4Q20	1Q21	Δ
				1Q21 vs. 4Q20	1Q21 vs. 1Q20
Banco de Bogotá	134,807.7	135,845.5	142,669.8	5.0%	5.8%
Domestic	65,554.2	65,258.7	66,527.1	1.9%	1.5%
Central America	69,253.5	70,586.8	76,142.8	7.9%	9.9%
Banco de Occidente	32,260.5	32,679.9	33,145.2	1.4%	2.7%
Banco Popular	20,767.5	21,484.9	21,766.2	1.3%	4.8%
Banco AV Villas	12,435.3	11,885.6	11,977.9	0.8%	-3.7%
Corficolombiana	2,000.4	1,633.7	1,739.8	6.5%	-13.0%
Eliminations	(1,603.5)	(1,776.0)	(1,784.8)	0.5%	11.3%
Gross loans	200,668.0	201,753.5	209,514.1	3.8%	4.4%
Interbank & overnight funds	3,282.2	4,693.7	2,561.9	-45.4%	-21.9%
Total gross loans	203,950.2	206,447.2	212,076.0	2.7%	4.0%

Gross loans / Bank (%)	1Q20	4Q20	1Q21

Banco de Bogotá	67.2%	67.3%	68.1%
Domestic	32.7%	32.3%	31.8%
Central America	34.5%	35.0%	36.3%
Banco de Occidente	16.1%	16.2%	15.8%
Banco Popular	10.3%	10.6%	10.4%
Banco AV Villas	6.2%	5.9%	5.7%
Corficolombiana	1.0%	0.8%	0.8%
Eliminations	-0.8%	-0.9%	-0.9%
Gross loans	100%	100%	100%

Of the total gross loans, 63.4% are domestic and 36.6% are foreign. In terms of gross loans (excluding interbank and overnight funds), 63.7% are domestic and 36.3% are foreign (reflecting the Central American operations).

Gross loans	1Q20	4Q20	1Q21	Δ
				1Q21 vs. 4Q20	1Q21 vs. 1Q20
Domestic
Commercial loans	81,115.8	78,031.8	78,819.5	1.0%	-2.8%
Consumer loans	40,497.7	42,602.2	43,773.0	2.7%	8.1%
Mortgages loans	9,397.6	10,160.4	10,420.0	2.6%	10.9%
Microcredit loans	403.4	372.3	358.8	-3.6%	-11.1%
Interbank & overnight funds	1,611.9	2,553.1	1,077.3	-57.8%	-33.2%
Total domestic loans	133,026.3	133,719.8	134,448.6	0.5%	1.1%
Foreign
Commercial loans	30,714.9	32,955.1	35,678.1	8.3%	16.2%
Consumer loans	24,707.9	23,233.3	24,853.8	7.0%	0.6%
Mortgages loans	13,830.7	14,398.4	15,610.9	8.4%	12.9%
Microcredit loans	-	-	-	-	-
Interbank & overnight funds	1,670.3	2,140.6	1,484.6	-30.6%	-11.1%
Total foreign loans	70,923.9	72,727.4	77,627.4	6.7%	9.5%
Total gross loans	203,950.2	206,447.2	212,076.0	2.7%	4.0%

7

Report of 1Q2021 consolidated results Information reported in Ps billions and under IFRS

The quality of our loan portfolio slightly improved during the quarter.

Our 30 days PDL to total loans closed 1Q21 in 4.8%, compared to 4.9% in 4Q20 and 4.2% in 1Q20. The ratio of 90 days PDL to total loans was 3.4% for 1Q21, compared to 3.6% for 4Q20 and 3.1% in 1Q20. Finally, the ratio of CDE Loans to gross loans was 8.0% in 1Q21, 8.1% in 4Q20, and 6.9% in 1Q20.

Commercial loans 30 days PDL ratio was 4.4% for 1Q21, 4.5% for 4Q20 and 4.1% for 1Q20; 90 days PDL ratio was 3.8, 4.0% and 3.5%, respectively. Consumer loans 30 days PDL ratio was 5.2% for 1Q21, 5.4% for 4Q20 and 4.1% for 1Q20; 90 days PDL ratio was 2.9% for 1Q21, 3.0% for 4Q20 and 2.6% for 1Q20. Mortgages’ 30 days PDL ratio was 4.9% for 1Q21, 5.0% for 4Q20, and 4.4% for 1Q20; 90 days PDL ratio was 2.9%, 2.9% and 3.0%, respectively.

Total gross loans	1Q20	4Q20	1Q21	Δ
				1Q21 vs. 4Q20	1Q21 vs. 1Q20
''A'' normal risk	181,576.2	178,344.7	184,653.8	3.5%	1.7%
''B'' acceptable risk	5,305.3	7,117.3	8,070.9	13.4%	52.1%
''C'' appreciable risk	6,253.8	7,112.9	7,294.0	2.5%	16.6%
''D'' significant risk	3,886.3	5,746.5	5,877.4	2.3%	51.2%
''E'' unrecoverable	3,646.3	3,432.0	3,618.0	5.4%	-0.8%
Gross loans	200,668.0	201,753.5	209,514.1	3.8%	4.4%
Interbank and overnight funds	3,282.2	4,693.7	2,561.9	-45.4%	-21.9%
Total gross loans	203,950.2	206,447.2	212,076.0	2.7%	4.0%

CDE loans / gross loans (*)	6.9%	8.1%	8.0%

Past due loans	1Q20	4Q20	1Q21	Δ
				1Q21 vs. 4Q20	1Q21 vs. 1Q20
Performing	107,237.1	105,939.4	109,505.3	3.4%	2.1%
Between 31 and 90 days past due	734.4	586.5	665.7	13.5%	-9.4%
+90 days past due	3,859.2	4,461.0	4,326.6	-3.0%	12.1%
Commercial loans	111,830.7	110,986.9	114,497.6	3.2%	2.4%
Performing	62,523.2	62,309.1	65,040.6	4.4%	4.0%
Between 31 and 90 days past due	987.1	1,571.7	1,609.3	2.4%	63.0%
+90 days past due	1,695.3	1,954.7	1,977.0	1.1%	16.6%
Consumer loans	65,205.6	65,835.5	68,626.8	4.2%	5.2%
Performing	22,212.5	23,325.5	24,747.6	6.1%	11.4%
Between 31 and 90 days past due	323.3	511.3	516.5	1.0%	59.8%
+90 days past due	692.6	722.0	766.8	6.2%	10.7%
Mortgages loans	23,228.4	24,558.8	26,030.9	6.0%	12.1%
Performing	342.3	296.6	260.3	-12.2%	-24.0%
Between 31 and 90 days past due	3.1	26.0	29.6	13.8%	N.A.
+90 days past due	58.0	49.8	68.9	38.4%	18.9%
Microcredit loans	403.4	372.3	358.8	-3.6%	-11.1%
Gross loans	200,668.0	201,753.5	209,514.1	3.8%	4.4%
Interbank & overnight funds	3,282.2	4,693.7	2,561.9	-45.4%	-21.9%
Total gross loans	203,950.2	206,447.2	212,076.0	2.7%	4.0%

30 Days PDL / gross loans (*)	4.2%	4.9%	4.8%
90 Days PDL / gross loans (*)	3.1%	3.6%	3.4%

Loans by stages (%)	1Q20	4Q20	1Q21

Loans classified as Stage 2 / gross loans	4.6%	13.2%	13.9%
Loans classified as Stage 3 / gross loans	5.6%	6.1%	6.1%
Loans classified as Stage 2 and 3 / gross loans	10.2%	19.3%	20.0%
Allowance for Stage 1 loans / Stage 1 loans	1.1%	1.1%	1.0%
Allowance for Stage 2 loans / Stage 2 loans	14.3%	11.4%	10.8%
Allowance for Stage 3 loans / Stage 3 loans	49.7%	49.4%	48.2%
Allowance for Stage 2 y 3 loans / Stage 2 y 3 loans	33.6%	23.5%	22.2%

(*) Gross loans exclude interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

8

Report of 1Q2021 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval’s coverage over its 90 days PDL was 1.5x for 1Q21 and 4Q20, and 1.4x for 1Q20. Allowance to CDE Loans was 0.7x for 1Q21 and 4Q20, 0.6x for 1Q20, and allowance to 30 days PDL was 1.1x for 1Q21, 4Q20 and 1Q20. Impairment loss, net of recoveries of charged off assets to average gross loans was 2.2% in 1Q21, 3.5% in 4Q20 and 2.2% in 1Q20. Charge-offs to average gross loans was 2.7% in 1Q21, 1.5% in 4Q20, and 1.9% in 1Q20.

Total gross loans	1Q20	4Q20	1Q21

Allowance for impairment / CDE loans	0.6	0.7	0.7
Allowance for impairment / 30 days PDL	1.1	1.1	1.1
Allowance for impairment / 90 days PDL	1.4	1.5	1.5
Allowance for impairment / gross loans (*)	4.4%	5.4%	5.3%

Impairment loss / CDE loans	0.3	0.5	0.3
Impairment loss / 30 days PDL	0.5	0.8	0.5
Impairment loss / 90 days PDL	0.7	1.1	0.7
Impairment loss / average gross loans (*)	2.3%	3.7%	2.4%
Impairment loss, net of recoveries of charged-off assets / average gross loans (*)	2.2%	3.5%	2.2%

Charge-offs / average gross loans (*)	1.9%	1.5%	2.7%

(*) Gross loans exclude interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

1.2 Investment securities and trading assets

Total investment securities and trading assets increased 28.9% to Ps 52,184.2 billion between March 31st, 2020 and March 31st , 2021 and 10.8% versus December 31st, 2020. Ps 45,096.1 billion of our total portfolio is invested in debt securities, which increased by 38.5% between March 31st, 2020 and March 31st , 2021 and by 14.7% since December 31st, 2020. Ps 6,252.7 billion of our total investment securities is invested in equity securities, which increased by 24.1% between March 31st, 2020 and March 31st, 2021 and decreased by 5.8% versus December 31st, 2020.

Multi Financial Group contributed with Ps. 3.7 trillion of investment and trading assets (USD 1.0 billion) as of March 31st, 2021.

Investment and trading assets	1Q20	4Q20	1Q21	Δ
				1Q21 vs. 4Q20	1Q21 vs. 1Q20
Debt securities	4,883.0	4,781.0	5,844.5	22.2%	19.7%
Equity securities	3,708.1	5,123.9	4,713.7	-8.0%	27.1%
Derivative assets	2,887.8	1,133.9	835.4	-26.3%	-71.1%
Trading assets	11,478.9	11,038.9	11,393.6	3.2%	-0.7%
Investments in debt securities at FVTPL (non compliant with SPPI test)	9.3	7.4	6.6	-10.3%	-28.4%
Debt securities at FVOCI	24,426.3	28,966.4	33,550.0	15.8%	37.4%
Equity securities at FVOCI	1,330.7	1,515.1	1,539.0	1.6%	15.7%
Investments in securities at FVOCI	25,757.0	30,481.4	35,089.0	15.1%	36.2%
Investments in debt securities at AC	3,233.7	5,572.9	5,695.0	2.2%	76.1%
Investment and trading assets	40,478.8	47,100.6	52,184.2	10.8%	28.9%

9

Report of 1Q2021 consolidated results Information reported in Ps billions and under IFRS

The average yield on our debt and equity investment securities (trading assets, investments in debt securities at FVTPL, investments in securities at FVOCI and investments in debt securities at AC) was 2.0% for 1Q21, 5.6% for 4Q20 and 1.4% in 1Q20.

1.3 Cash and Cash Equivalents

As of March 31st, 2021 cash and cash equivalents had a balance of Ps 35,132.0 billion showing a decrease of 12.5% versus March 31st, 2020 and increasing 3.3% versus December 31st , 2020 (-9.0% and -0.5% excluding FX).

The ratio of cash and cash equivalents to customer deposits was 15.8% at March 31st, 2021, 16.1% at December 31st, 2020, and 19.8% at March 31st, 2020.

1.4 Goodwill and Other Intangibles

Goodwill and other intangibles as of March 31st, 2021 reached Ps 19,355.3 billion, increasing by 8.0% versus March 31st, 2020 and 4.5% versus December 31st, 2020.

Goodwill as of March 31st, 2021 was Ps 8,109.6 billion, decreasing by 5.4% versus March 31st, 2020 and increasing 5.1% versus December 31st, 2020, explained by fluctuations in the exchange rate.

Other intangibles, which include “concession arrangement rights” and other intangibles, mainly reflect the value of road concessions recorded for the most part at Corficolombiana. Other intangibles as of March 31st, 2021 reached Ps 11,245.7 billion and grew by 20.4% versus of March 31st, 2020 and 4.0% versus December 31st, 2020.

2. Liabilities

As of March 31st, 2021 Total Funding represented 94.2% of total liabilities and other liabilities represented 5.8% as of March 31st, 2021.

2.1 Funding

Total Funding (Total financial liabilities at amortized cost) which includes (i) Customer deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds issued, and (v) Borrowing from development entities had a balance of Ps 284,170.7 billion as of March 31st, 2021 showing an increase of 5.6% versus March 31st, 2020 and 5.1% versus December 31st, 2020 (8.8% and 2.5% excluding FX). Total customer deposits represented 78.1% of total funding as of the end of 1Q21, 78.3% for 4Q20 and 75.6% for 1Q20.

Multi Financial Group contributed with Ps. 15.6 trillion in total funding (USD 4.2 billion) as of March 31st, 2021.

Average cost of funds was 2.4% for 1Q21, 2.6% for 4Q20 and 3.5% for 1Q20.

10

Report of 1Q2021 consolidated results Information reported in Ps billions and under IFRS

2.1.1 Customer deposits

Customer deposits	1Q20	4Q20	1Q21	Δ
				1Q21 vs. 4Q20	1Q21 vs. 1Q20
Checking accounts	18,843.7	20,928.6	22,486.4	7.4%	19.3%
Other deposits	388.6	532.7	430.0	-19.3%	10.6%
Non-interest bearing	19,232.3	21,461.2	22,916.4	6.8%	19.2%
Checking accounts	34,215.8	30,269.7	32,803.2	8.4%	-4.1%
Time deposits	81,071.4	83,559.2	85,597.1	2.4%	5.6%
Savings deposits	68,701.9	76,551.5	80,761.0	5.5%	17.6%
Interest bearing	183,989.2	190,380.4	199,161.3	4.6%	8.2%
Customer deposits	203,221.5	211,841.6	222,077.7	4.8%	9.3%

Of our total customer deposits as of March 31st, 2021 checking accounts represented 24.9%, time deposits 38.5%, savings accounts 36.4%, and other deposits 0.2%.

Multi Financial Group contributed with Ps. 10.8 trillion in deposits (USD 2.9 billion) as of March 31st, 2021.

The following table shows the customer deposits composition by bank. During the last twelve months, Banco Popular showed the highest growth rate in customer deposits within our banking operation in Colombia.

Deposits / Bank ($)	1Q20	4Q20	1Q21	Δ
				1Q21 vs. 4Q20	1Q21 vs. 1Q20
Banco de Bogotá	143,581.6	147,287.5	154,927.8	5.2%	7.9%
Domestic	72,181.8	67,488.1	67,049.7	-0.6%	-7.1%
Central America	71,399.8	79,799.4	87,878.1	10.1%	23.1%
Banco de Occidente	31,476.6	30,970.7	34,117.7	10.2%	8.4%
Banco Popular	18,516.9	20,611.8	20,570.5	-0.2%	11.1%
Banco AV Villas	12,694.2	13,966.8	13,036.5	-6.7%	2.7%
Corficolombiana	4,671.5	4,926.7	4,934.3	0.2%	5.6%
Eliminations	(7,719.5)	(5,921.9)	(5,509.1)	-7.0%	-28.6%
Total Grupo Aval	203,221.5	211,841.6	222,077.7	4.8%	9.3%

Deposits / Bank (%)	1Q20	4Q20	1Q21
Banco de Bogotá	70.7%	69.5%	69.8%
Domestic	35.5%	31.9%	30.2%
Central America	35.1%	37.7%	39.6%
Banco de Occidente	15.5%	14.6%	15.4%
Banco Popular	9.1%	9.7%	9.3%
Banco AV Villas	6.2%	6.6%	5.9%
Corficolombiana	2.3%	2.3%	2.2%
Eliminations	-3.8%	-2.8%	-2.5%
Total Grupo Aval	100.0%	100.0%	100.0%

11

Report of 1Q2021 consolidated results Information reported in Ps billions and under IFRS

2.1.2 Borrowings from Banks and Other (includes borrowings from development entities)

As of March 31st, 2021 borrowings from banks and other totaled Ps 23,001.3 billion, decreased 21.5% annually and 2.9% versus December 31st, 2020. Excluding FX, borrowings from banks and other decreased 18.6% versus March 31st, 2020 and decreased 5.9% versus December 31st, 2020.

2.1.3 Bonds issued

Total bonds issued as of March 31st, 2021 totaled Ps 29,728.5 billion and increased 3.6% versus March 31st, 2020 and increased 7.1% versus December 31st, 2020. Excluding FX, bonds increased 4.0% versus March 31st, 2020 and decreased 5.9% versus December 31st, 2020.

3. Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Porvenir). As of March 31st, 2021 non-controlling interest was Ps 14,818.9 billion which increased by 9.3% versus March 31st, 2020 and 0.2% versus December 31st, 2020. Total non- controlling interest represents 42.1% of total equity as of 1Q21, compared to 41.7% in 4Q20 and 41.0% in 1Q20. Total non-controlling interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Percentage consolidated by Aval	1Q20	4Q20	1Q21	Δ
				1Q21 vs. 4Q20	1Q21 vs. 1Q20
Banco de Bogotá	68.7%	68.7%	68.7%	-	-
Banco de Occidente	72.3%	72.3%	72.3%	-	-
Banco Popular	93.7%	93.7%	93.7%	-	-
Banco AV Villas	79.9%	79.9%	79.9%	-	-
BAC Credomatic (1)	68.7%	68.7%	68.7%	-	-
Porvenir (2)	75.7%	75.7%	75.7%	-	0
Corficolombiana	38.6%	39.6%	39.6%	-	95

(1) BAC Credomatic is fully owned by Banco de Bogotá; (2) Grupo Aval indirectly owns a 100% of Porvenir as follows: 20.0% in Grupo Aval, 46.9% in Banco de Bogotá and 33.1% in Banco de Occidente. Porvenir's results consolidate into Banco de Bogotá.

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of March 31st, 2021 was Ps 20,376.0 billion, showing an increase of 4.6% versus March 31st, 2020 and a decrease of 1.4% versus December 31st, 2020.

12

Report of 1Q2021 consolidated results Information reported in Ps billions and under IFRS

Income Statement Analysis

Our net income attributable to the owners of the parent company for 1Q21 of Ps 791.8 billion showed a 13.1% increase versus 1Q20 and a 24.7% increase versus 4Q20.

Consolidated Statement of Income	1Q20	4Q20	1Q21	Δ
				1Q21 vs. 4Q20	1Q21 vs. 1Q20
Interest income	5,097.5	4,816.6	4,702.4	-2.4%	-7.7%
Interest expense	2,172.0	1,764.4	1,657.0	-6.1%	-23.7%
Net interest income	2,925.5	3,052.1	3,045.4	-0.2%	4.1%
Loans and other accounts receivable	1,101.4	1,908.5	1,233.3	-35.4%	12.0%
Other financial assets	14.8	3.6	15.6	N.A.	5.6%
Recovery of charged-off financial assets	(79.7)	(103.0)	(91.7)	-11.0%	15.1%
Net impairment loss on financial assets	1,036.5	1,809.1	1,157.2	-36.0%	11.6%
Net income from commissions and fees	1,345.8	1,385.8	1,346.8	-2.8%	0.1%
Gross profit from sales of goods and services	833.7	1,016.0	770.7	-24.1%	-7.6%
Net trading income	1,101.2	86.5	197.6	128.4%	-82.1%
Net income from other financial instruments mandatory at FVTPL	73.3	59.7	81.6	36.8%	11.4%
Total other income	(804.3)	988.5	327.9	-66.8%	-140.8%
Total other expenses	2,576.4	2,829.4	2,581.1	-8.8%	0.2%
Net income before income tax expense	1,862.3	1,950.2	2,031.7	4.2%	9.1%
Income tax expense	516.4	547.1	580.1	6.0%	12.3%
Net income for the period	1,345.8	1,403.1	1,451.6	3.5%	7.9%
Non-controlling interest	645.6	768.0	659.8	-14.1%	2.2%
Net income attributable to owners of the parent	700.2	635.1	791.8	24.7%	13.1%



1. Net Interest Income

Net interest income	1Q20	4Q20	1Q21	Δ
				1Q21 vs. 4Q20	1Q21 vs. 1Q20
Interest income
Commercial	1,889.1	1,695.2	1,600.4	-5.6%	-15.3%
Interbank and overnight funds	81.9	40.5	41.5	2.4%	-49.4%
Consumer	2,322.9	2,269.5	2,205.1	-2.8%	-5.1%
Mortgages and housing leases	455.2	468.2	480.5	2.6%	5.6%
Microcredit	25.7	23.4	21.8	-6.9%	-15.4%
Loan portfolio	4,774.8	4,496.8	4,349.2	-3.3%	-8.9%
Interests on investments in debt securities	322.6	319.7	353.2	10.5%	9.5%
Total interest income	5,097.5	4,816.6	4,702.4	-2.4%	-7.7%
Interest expense
Checking accounts	93.7	71.6	71.2	-0.6%	-24.0%
Time deposits	948.4	802.1	770.9	-3.9%	-18.7%
Savings deposits	427.1	266.5	244.6	-8.2%	-42.7%
Total interest expenses on deposits	1,469.2	1,140.2	1,086.7	-4.7%	-26.0%
Interbank borrowings and overnight funds	84.5	37.5	24.4	-35.0%	-71.1%
Borrowings from banks and others	220.4	175.7	160.1	-8.9%	-27.4%
Bonds issued	359.4	387.4	362.5	-6.4%	0.9%
Borrowings from development entities	38.5	23.7	23.3	-1.4%	-39.4%
Total interest expenses on financial obligations	702.7	624.2	570.4	-8.6%	-18.8%
Total interest expense	2,172.0	1,764.4	1,657.0	-6.1%	-23.7%
Net interest income	2,925.5	3,052.1	3,045.4	-0.2%	4.1%

13

Report of 1Q2021 consolidated results Information reported in Ps billions and under IFRS

Our net interest income increased by 4.1% to Ps 3,045.4 billion for 1Q21 versus 1Q20 and decreased 0.2% versus 4Q20. The increase versus 1Q20 was derived from a 23.7% decrease in total interest expense.

Our Net Interest Margin(1) was 4.6% for 1Q21, 5.3% in 4Q20 and 4.8% in 1Q20. Net Interest Margin on Loans was 5.8% for 1Q21, 5.9% in 4Q20, and 6.1% in 1Q20. On the other hand, our Net Investments Margin was -0.4% in 1Q21, 2.8% in 4Q20 and -1.7% in 1Q20.

In our Colombian operations, our Net Interest Margin was 4.3% for 1Q21 and 5.3% for 4Q20 and 4.0% in 1Q20. Net Interest Margin on Loans was 5.7% for 1Q21, 5.8% in 4Q20 and 5.6% in 1Q20. On the other hand, our Net Investments Margin was -1.2% in 1Q21 versus 3.6% in 4Q20 and -3.3% in 1Q20.

In our Central American operations, our Net Interest Margin was 5.0% for 1Q21, 5.2% in 4Q20 and 6.4% in 1Q20. Net Interest Margin on Loans was 5.9% for 1Q21 and 6.1% in 4Q20, and 7.0% in 1Q20. On the other hand, our Net Investments Margin was 1.2% for 1Q21 and 4Q20 versus 2.7% in 1Q20.

2. Impairment loss on financial assets, net

Our impairment loss on financial assets, net increased by 11.6% to Ps 1,157.2 billion for 1Q21 versus 1Q20 and decreased by 36.0% versus 4Q20.

Net impairment loss on financial assets	1Q20	4Q20	1Q21	Δ
				1Q21 vs. 4Q20	1Q21 vs. 1Q20
Loans and other accounts receivable	1,101.4	1,908.5	1,233.3	-35.4%	12.0%
Other financial assets	14.8	3.6	15.6	N.A.	5.6%
Recovery of charged-off financial assets	(79.7)	(103.0)	(91.7)	-11.0%	15.1%
Net impairment loss on financial assets	1,036.5	1,809.1	1,157.2	-36.0%	11.6%

Our annualized gross cost of risk was 2.4% for 1Q21, 3.7% for 4Q20 and 2.3% for 1Q20. Net of recoveries of charged-off assets our ratio was 2.2% for 1Q21, 3.5% for 4Q20 and 2.2% for 1Q20.

(1)	Grupo Aval’s NIM without income from trading securities and investment in debt securities designated at fair value through profit and loss (non compliant with SPPI test) was 4.9% for 1Q21, 5.0% for 4Q20 and 5.3% for 1Q20.

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Report of 1Q2021 consolidated results Information reported in Ps billions and under IFRS

3. Non-interest income

Total non-interest income	1Q20	4Q20	1Q21	Δ
				1Q21 vs. 4Q20	1Q21 vs. 1Q20
Income from commissions and fees
Banking fees(1)	1,109.0	1,147.1	1,108.4	-3.4%	-0.1%
Trust activities	81.4	91.8	88.6	-3.5%	8.9%
Pension and severance fund management	307.7	302.1	315.9	4.6%	2.6%
Bonded warehouse services	36.7	45.8	38.0	-17.1%	3.6%
Total income from commissions and fees	1,534.8	1,586.9	1,550.9	-2.3%	1.0%
Expenses from commissions and fees	189.0	201.1	204.2	1.5%	8.0%
Net income from commissions and fees	1,345.8	1,385.8	1,346.8	-2.8%	0.1%

Income from sales of goods and services	2,463.6	2,884.9	2,373.5	-17.7%	-3.7%
Costs and expenses from sales of goods and services	1,629.9	1,868.9	1,602.8	-14.2%	-1.7%
Gross profit from sales of goods and services	833.7	1,016.0	770.7	-24.1%	-7.6%

Net trading income	1,101.2	86.5	197.6	128.4%	-82.1%
Net income from other financial instruments mandatory at FVTPL	73.3	59.7	81.6	36.8%	11.4%

Other income
Foreign exchange gains (losses), net	(1,147.8)	731.3	(70.4)	-109.6%	-93.9%
Net gain on sale of investments and OCI realization	94.3	100.0	129.1	29.1%	37.0%
Gain on the sale of non-current assets held for sale	28.6	68.0	8.7	-87.2%	-69.6%
Income from non-consolidated investments(2)	148.2	64.9	164.0	152.7%	10.7%
Net gains on asset valuations	3.3	(47.5)	2.0	-104.2%	-41.0%
Other income from operations	69.1	71.7	94.4	31.8%	36.5%
Total other income	(804.3)	988.5	327.9	-66.8%	-140.8%

Total non-interest income	2,549.6	3,536.6	2,724.6	-23.0%	6.9%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

3.1 Net income from commissions and fees

Net income from commissions and fees totaled Ps 1,346.8 billion remained flat annually and decreased 2.8% in the quarter. Income from commissions and fees increased by 1.0% to Ps 1,550.9 billion in 1Q21 versus 1Q20 but decreased 2.3% in the quarter. Excluding FX, net income from commissions decreased 0.5% and 1.6%, respectively. In Colombia, net income from commissions and fees increased by 1.8% over the last year but decreased 1.9% over the quarter. In Central America, net income from commissions and fees decreased by 2.0% over the last year and 3.9% over the quarter; excluding FX, net income decreased by 3.1% over the last year and 1.3% during the quarter.

3.2 Gross profit from sales of goods and services

Gross profit from sales of goods and services (non-financial sector) decreased by 7.6% to Ps 770.7 billion for 1Q21 versus 1Q20 and 24.1% versus 4Q20, the quarterly decrease was due to a lower contribution from the energy & gas and hotels sectors.

15

Report of 1Q2021 consolidated results Information reported in Ps billions and under IFRS

3.3 Net trading income

Net trading income	1Q20	4Q20	1Q21	Δ
				1Q21 vs. 4Q20	1Q21 vs. 1Q20
Trading investment income	(204.2)	302.1	(111.9)	-137.0%	-45.2%
Net income (loss) on financial derivatives	1,160.5	(216.5)	284.2	N.A	-75.5%
Other trading income on derivatives	144.8	0.9	25.3	N.A.	-82.5%
Net trading income	1,101.2	86.5	197.6	128.4%	-82.1%

Net trading income for Grupo Aval should be analyzed in conjunction with the foreign exchange gains (losses).

3.4 Other income

Total other income for 1Q21 totaled Ps 327.9 billion mainly driven by gains on sales of investments and dividends.

4. Other expenses

Total other expenses for 1Q21 totaled Ps 2,581.1 billion and increased 0.2% annually and decreased 8.8% quarterly (0.0% and -7.7% excluding FX). Our efficiency ratio measured as total other expenses to total income was 44.7% in 1Q21, 42.9% in 4Q20 and 47.1% in 1Q20. The ratio of annualized total other expenses as a percentage of average total assets was 3.1% in 1Q21 and 3.4% in 4Q20 and 1Q20.

In Colombia, our efficiency ratio measured as total other expenses to total income, was 38.3% in 1Q21, 35.8% in 4Q20 and 42.7% in 1Q20. The ratio of annualized total other expenses as a percentage of average total assets was 2.7% in 1Q21, 3.1% in 4Q20 and 2.9% in 1Q20.

In Central America, our efficiency ratio measured as total other expenses to total income, was 57.1% in 1Q21, 58.5% in 4Q20 and 54.7% in 1Q20. The ratio of annualized total other expenses as a percentage of average total assets was 3.9% in 1Q21, 4.1% in 4Q20 and 4.7% in 1Q20.

5. Non-controlling Interest

Non-controlling interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Porvenir). For 1Q21, non-controlling interest in the income statement was Ps 659.8 billion, showing a 2.2% increase versus 1Q20 and a 14.1% decrease versus 4Q20. The ratio of non- controlling interest to income before non-controlling interest was 45.5% in 1Q21, 54.7% in 4Q20 and 48.0% in 1Q20.

16

Report of 1Q2021 consolidated results Information reported in Ps billions and under IFRS

Information related to Grupo Aval’s consolidated financial statements by geography

Grupo Aval Acciones y Valores S.A. - Colombian Operation

Financial Statements Under Full IFRS

Information in Ps. Billions

		1Q20	4Q20	1Q21	Δ
					1Q21 vs. 4Q20	1Q21 vs. 1Q20

	Gross loans and receivables	131,414.5	131,166.7	133,371.3	1.7%	1.5%

	Total assets	215,714.4	210,669.6	216,255.9	2.7%	0.3%

	Customer deposits	131,821.7	132,042.2	134,199.6	1.6%	1.8%

	Total liabilities	200,921.0	190,049.8	197,242.5	3.8%	-1.8%

	Net income for the period	901.9	1,190.1	1,058.2	-11.1%	17.3%

	Net income attributable to owners of the parent	395.2	488.7	521.5	6.7%	32.0%

			YTD 2020	YTD 2021	Δ
					2021 vs. 2020

	Net income for the period		901.9	1,058.2	17.3%

A	Net income attributable to owners of the parent		395.2	521.5	32.0%

Leasing Bogotá Panamá S.A.(1)

Financial Statements Under IFRS

Information in Ps. Billions

		1Q20	4Q20	1Q21	Δ
					1Q21 vs. 4Q20	1Q21 vs. 1Q20

	Gross loans and receivables	69,253.5	70,586.8	76,142.8	7.9%	9.9%

	Total assets	104,713.3	112,226.3	120,655.7	7.5%	15.2%

	Customer deposits	71,399.8	79,799.4	87,878.1	10.1%	23.1%

	Total liabilities	86,476.4	97,406.5	104,474.1	7.3%	20.8%

	Net income for the period	443.9	213.1	393.4	84.6%	-11.4%

	Net income attributable to owners of the parent	305.1	146.4	270.3	84.6%	-11.4%

			YTD 2020	YTD 2021	Δ
					2021 vs. 2020

	Net income for the period		443.9	393.4	-11.4%

B	Net income attributable to owners of the parent		305.1	270.3	-11.4%

A+B	Net income attributable to owners of the parent		700.2	791.8	13.1%

(1) Leasing Bogotá Panamá is the holding company that consolidates our Central American operations.

17

Report of 1Q2021 consolidated results Information reported in Ps billions and under IFRS

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness of Ps 1,659.1 billion (Ps 529.3 billion of bank debt and Ps 1,129.8 billion of bonds denominated in Colombian pesos) as of March 31st 2021. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2022 (USD 1.0 billion) bonds and Grupo Aval Limited’s (144A / Reg S) 2030 (USD 1.0 billion) bonds under its respective indentures. As of March 31st, 2021 the total amount outstanding (including interests payable) of such bonds was USD 2.0 billion, or Ps 7,352.0 billion when translated into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans to subsidiaries and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations. The main sources of cash to pay the debt and debt service at Grupo Aval Acciones y Valores S.A. have been the dividend income from its subsidiaries and the returns on its cash & cash equivalents.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 3,158.1 billion of total liquid assets, a total gross indebtedness of Ps 9,011.1 billion and a net indebtedness (including callable senior loans to subsidiaries) of Ps 5,853.1 billion as of March 31st, 2021. In addition to liquid assets, Grupo Aval Ltd. has Ps 1,903.0 billion in other loans to subsidiaries and investments in AT1 instruments of Ps 1,912.9 billion.

Total liquid assets as of March 31, 2021		Maturity schedule of our combined gross debt (Ps Billions)
Cash and cash equivalents	2,170.1
Fixed income investments	311.1
Callable Senior loans to subsidiaries	676.9
Total liquid assets	3,158.1

As of March 31st, 2021 our combined double leverage (calculated as investments in subsidiaries at book value, subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity) was 1.19x. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	1Q20	4Q20	1Q21	Δ
				1Q21 vs. 4Q20	1Q21 vs. 1Q20
Double leverage (1)	1.15x	1.18x	1.19x	0.01	0.05
Net debt / Core earnings (2)(3)	3.2x	3.2x	3.5x	0.23	0.30
Net debt / Cash dividends (2)(3)	3.7x	4.3x	4.7x	0.35	0.93
Core Earnings / Interest Expense (2)	4.0x	4.3x	4.6x	0.24	0.54

(1) Double leverage is calculated as investments in subsidiaries at book value (excluding revaluations), subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity; (2) Core earnings are defined as annualized recurring cash flow from dividends, investments and net operating income; (3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments

18

Report of 1Q2021 consolidated results Information reported in Ps billions and under IFRS

ABOUT GRUPO AVAL

Grupo Aval is Colombia’s largest banking group, and through our BAC Credomatic and Multi Financial Group operations it is also the largest and one of the most profitable banking groups in Central America. Grupo Aval currently operates through four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). It manages pension and severance funds through the largest pension and severance fund manager in Colombia (Porvenir) and owns the largest merchant bank in Colombia (Corficolombiana), each of which Aval controls and consolidates into its results.

Investor Relations Contact

Alejo Sánchez García

Strategic Planning and Investor Relations Manager

Tel: +571 743 32 22 x 23422

E-mail: asanchez@grupoaval.com

19

Report of 1Q2021 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.
Consolidated Financial Statements Under IFRS
Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	1Q20	4Q20	1Q21	Δ
				1Q21 vs. 4Q20	1Q21 vs. 1Q20

Cash and cash equivalents	40,136.8	34,025.5	35,132.0	3.3%	-12.5%

Investment and trading assets
Debt securities	4,883.0	4,781.0	5,844.5	22.2%	19.7%
Equity securities	3,708.1	5,123.9	4,713.7	-8.0%	27.1%
Derivative assets	2,887.8	1,133.9	835.4	-26.3%	-71.1%
Trading assets	11,478.9	11,038.9	11,393.6	3.2%	-0.7%
Investments in debt securities at FVTPL (non compliant with SPPI test)	9.3	7.4	6.6	-10.3%	-28.4%
Investments in securities at FVOCI	25,757.0	30,481.4	35,089.0	15.1%	36.2%
Investments in debt securities at AC	3,233.7	5,572.9	5,695.0	2.2%	76.1%
Investment securities	28,999.9	36,061.8	40,790.6	13.1%	40.7%
Hedging derivatives assets	206.0	156.2	29.5	-81.1%	-85.7%

Gross loans
Commercial loans	115,112.9	115,680.6	117,059.5	1.2%	1.7%
Commercial loans	111,830.7	110,986.9	114,497.6	3.2%	2.4%
Interbank & overnight funds	3,282.2	4,693.7	2,561.9	-45.4%	-21.9%
Consumer loans	65,205.6	65,835.5	68,626.8	4.2%	5.2%
Mortgages loans	23,228.4	24,558.8	26,030.9	6.0%	12.1%
Microcredit loans	403.4	372.3	358.8	-3.6%	-11.1%
Total gross loans	203,950.2	206,447.2	212,076.0	2.7%	4.0%
Loss allowance	(8,883.9)	(10,905.2)	(11,059.2)	1.4%	24.5%
Total loans, net	195,066.3	195,542.0	201,016.7	2.8%	3.1%

Other accounts receivable, net	13,340.9	14,996.3	16,310.0	8.8%	22.3%
Non-current assets held for sale	284.1	240.4	250.6	4.2%	-11.8%
Investments in associates and joint ventures	996.5	1,029.3	969.8	-5.8%	-2.7%

Own-use property, plant and equipment for own-use and given in operating lease, net	5,886.3	5,998.3	6,022.6	0.4%	2.3%
Right-of-use assets	2,379.8	2,035.5	2,031.4	-0.2%	-14.6%
Investment properties	921.0	817.5	827.5	1.2%	-10.1%
Biological assets	108.4	122.7	124.5	1.5%	14.8%
Tangible assets	9,295.5	8,974.0	9,006.0	0.4%	-3.1%

Goodwill	8,571.5	7,713.8	8,109.6	5.1%	-5.4%
Concession arrangement rights	8,068.4	9,187.6	9,540.9	3.8%	18.3%
Other intangible assets	1,274.1	1,623.7	1,704.8	5.0%	33.8%
Intangible assets	17,914.0	18,525.1	19,355.3	4.5%	8.0%

Current	923.9	936.2	992.5	6.0%	7.4%
Deferred	1,286.1	861.7	1,166.8	35.4%	-9.3%
Income tax assets	2,210.1	1,797.9	2,159.3	20.1%	-2.3%

Other assets	498.7	508.5	498.3	-2.0%	-0.1%
Total assets	320,427.8	322,895.9	336,911.6	4.3%	5.1%

Trading liabilities	3,016.1	1,452.6	825.8	-43.2%	-72.6%
Hedging derivatives liabilities	770.9	56.6	74.0	30.8%	-90.4%

Customer deposits	203,221.5	211,841.6	222,077.7	4.8%	9.3%
Checking accounts	53,059.5	51,198.3	55,289.6	8.0%	4.2%
Time deposits	81,071.4	83,559.2	85,597.1	2.4%	5.6%
Savings deposits	68,701.9	76,551.5	80,761.0	5.5%	17.6%
Other deposits	388.6	532.7	430.0	-19.3%	10.6%
Financial obligations	65,763.4	58,624.8	62,093.0	5.9%	-5.6%
Interbank borrowings and overnight funds	7,768.2	7,179.6	9,363.1	30.4%	20.5%
Borrowings from banks and others	25,511.2	19,654.5	19,122.9	-2.7%	-25.0%
Bonds issued	28,684.4	27,760.8	29,728.6	7.1%	3.6%
Borrowings from development entities	3,799.6	4,029.8	3,878.4	-3.8%	2.1%
Total financial liabilities at amortized cost	268,984.9	270,466.4	284,170.7	5.1%	5.6%

Legal related	196.6	241.8	256.2	6.0%	30.3%
Other provisions	700.4	671.1	653.2	-2.7%	-6.7%
Provisions	897.1	912.9	909.4	-0.4%	1.4%

Current	466.5	406.2	378.7	-6.8%	-18.8%
Deferred	2,645.2	3,182.0	3,336.5	4.9%	26.1%
Income tax liabilities	3,111.7	3,588.2	3,715.2	3.5%	19.4%
Employee benefits	1,295.7	1,201.9	1,212.2	0.9%	-6.4%
Other liabilities	9,321.2	9,777.9	10,809.3	10.5%	16.0%
Total liabilities	287,397.4	287,456.3	301,716.6	5.0%	5.0%

Equity attributable to owners of the parent	19,472.2	20,657.3	20,376.0	-1.4%	4.6%
Non-controlling interest	13,558.1	14,782.3	14,818.9	0.2%	9.3%
Total equity	33,030.3	35,439.6	35,195.0	-0.7%	6.6%

Total liabilities and equity	320,427.8	322,895.9	336,911.6	4.3%	5.1%

20

Report of 1Q2021 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Income	1Q20	4Q20	1Q21	Δ
				1Q21 vs. 4Q20	1Q21 vs. 1Q20
Interest income
Loan portfolio	4,774.8	4,496.8	4,349.2	-3.3%	-8.9%
Interests on investments in debt securities	322.6	319.7	353.2	10.5%	9.5%
Total interest income	5,097.5	4,816.6	4,702.4	-2.4%	-7.7%

Interest expense
Checking accounts	93.7	71.6	71.2	-0.6%	-24.0%
Time deposits	948.4	802.1	770.9	-3.9%	-18.7%
Savings deposits	427.1	266.5	244.6	-8.2%	-42.7%
Total interest expenses on deposits	1,469.2	1,140.2	1,086.7	-4.7%	-26.0%

Interbank borrowings and overnight funds	84.5	37.5	24.4	-35.0%	-71.1%
Borrowings from banks and others	220.4	175.7	160.1	-8.9%	-27.4%
Bonds issued	359.4	387.4	362.5	-6.4%	0.9%
Borrowings from development entities	38.5	23.7	23.3	-1.4%	-39.4%
Total interest expenses on financial obligations	702.7	624.2	570.4	-8.6%	-18.8%
Total interest expense	2,172.0	1,764.4	1,657.0	-6.1%	-23.7%
Net interest income	2,925.5	3,052.1	3,045.4	-0.2%	4.1%

Impairment losses (recoveries) on financial assets
Loans and other accounts receivable	1,101.4	1,908.5	1,233.3	-35.4%	12.0%
Other financial assets	14.8	3.6	15.6	N.A.	5.6%
Recovery of charged-off financial assets	(79.7)	(103.0)	(91.7)	-11.0%	15.1%
Net impairment loss on financial assets	1,036.5	1,809.1	1,157.2	-36.0%	11.6%
Net interest income, after impairment losses	1,889.0	1,243.0	1,888.2	51.9%	0.0%

Income from commissions and fees
Banking fees(1)	1,109.0	1,147.1	1,108.4	-3.4%	-0.1%
Trust activities	81.4	91.8	88.6	-3.5%	8.9%
Pension and severance fund management	307.7	302.1	315.9	4.6%	2.6%
Bonded warehouse services	36.7	45.8	38.0	-17.1%	3.6%
Total income from commissions and fees	1,534.8	1,586.9	1,550.9	-2.3%	1.0%
Expenses from commissions and fees	189.0	201.1	204.2	1.5%	8.0%
Net income from commissions and fees	1,345.8	1,385.8	1,346.8	-2.8%	0.1%

Income from sales of goods and services	2,463.6	2,884.9	2,373.5	-17.7%	-3.7%
Costs and expenses from sales of goods and services	1,629.9	1,868.9	1,602.8	-14.2%	-1.7%
Gross profit from sales of goods and services	833.7	1,016.0	770.7	-24.1%	-7.6%

Net trading income	1,101.2	86.5	197.6	128.4%	-82.1%
Net income from other financial instruments mandatory at FVTPL	73.3	59.7	81.6	36.8%	11.4%

Other income
Foreign exchange gains (losses), net	(1,147.8)	731.3	(70.4)	-109.6%	-93.9%
Net gain on sale of investments and OCI realization	94.3	100.0	129.1	29.1%	37.0%
Gain on the sale of non-current assets held for sale	28.6	68.0	8.7	-87.2%	-69.6%
Income from non-consolidated investments(2)	148.2	64.9	164.0	152.7%	10.7%
Net gains on asset valuations	3.3	(47.5)	2.0	-104.2%	-41.0%
Other income from operations	69.1	71.7	94.4	31.8%	36.5%
Total other income	(804.3)	988.5	327.9	-66.8%	-140.8%

Other expenses
Loss on the sale of non-current assets held for sale	1.8	0.8	0.6	-29.4%	-68.7%
Personnel expenses	1,087.0	1,087.7	1,071.0	-1.5%	-1.5%
General and administrative expenses	1,221.6	1,366.0	1,200.9	-12.1%	-1.7%
Depreciation and amortization	235.2	268.3	254.0	-5.3%	8.0%
Impairment loss on other assets	3.7	1.8	5.2	194.3%	38.3%
Other operating expenses	27.0	104.8	49.4	-52.8%	82.8%
Total other expenses	2,576.4	2,829.4	2,581.1	-8.8%	0.2%

Net income before income tax expense	1,862.3	1,950.2	2,031.7	4.2%	9.1%
Income tax expense	516.4	547.1	580.1	6.0%	12.3%
Net income for the period	1,345.8	1,403.1	1,451.6	3.5%	7.9%

Net income for the period attibutable to:

Non-controlling interest	645.6	768.0	659.8	-14.1%	2.2%

Net income attributable to owners of the parent	700.2	635.1	791.8	24.7%	13.1%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

21

Item 2

1 1Q21 Consolidated Earnings Results IFRS

2 Disclaimer Grupo Aval Acciones y Valores S . A . (“Grupo Aval”) is an issuer of securities in Colombia and in the United States .. As such, it is subject to compliance with securities regulation in Colombia and applicable U . S . securities regulation . Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate . The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB . Details of the calculations of non - GAAP measures such as ROAA and ROAE, among others, are explained when required in this report . This report includes forward - looking statements . In some cases, you can identify these forward - looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words . Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC . Recipients of this document are responsible for the assessment and use of the information provided herein . Matters described in this presentation and our knowledge of them may change extensively and materially over time but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report . The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description . When applicable, in this document we refer to billions as thousands of millions .

3 Consolidated key results for the quarter Gross loans e xcludes interbank and overnight funds. PDLs 90+ defined as loans more than 90 days past due. Cost of Risk c alculated as Impairment loss on loans and other accounts receivable net of recoveries of charged - off assets divided by average gross loans. Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest - earning assets. Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial inst rum ents mandatory at FVTPL and total other income . Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit fro m sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. ROAA is calculated as annualized Net Income divided by average of total assets. ROA E is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. NS refers to non - significant figures. COP $tn 1Q20 4Q20 1Q21 1Q21 vs 1Q20 1Q21 vs 4Q20 Gross Loans $ 200.7 $ 201.8 $ 209.5 4.4% 3.8% Deposits $ 203.2 $ 211.8 $ 222.1 9.3% 4.8% Deposits/Net Loans 1.04 x 1.08 x 1.10 x 0.06 x 0.02 x 90 days PDLs / Gross Loans 3.1% 3.6% 3.4% 27 bps (15) bps Allowance/90 days PDLs 1.41 x 1.52 x 1.55 x 0.14 x 0.03 x Cost of risk 2.2% 3.5% 2.2% 7 bps (129) bps Net interest margin 4.8% 5.3% 4.6% (21) bps (71) bps Fee income Ratio 24.6% 21.0% 23.3% (124) bps 231 bps Efficiency Ratio 47.1% 42.9% 44.7% (232) bps 179 bps Attributable net income $ 0.70 $ 0.64 $ 0.79 13.1% 24.7% ROAA 1.8% 1.7% 1.8% (4) bps 5 bps ROAE 14.2% 12.3% 15.4% 119 bps 319 bps Balance Sheet Loan Quality Profitability • Despite a slow start during the month of January associated to a second wave of Covid contagions that resulted in mobility restrictions and lockdowns, economic activity picked up briskly during the rest of the first quarter of 2021 . As a result, on a seasonally adjusted basis the economy grew 2 . 0 % during 1 Q 21 , versus the same quarter of 2020 , positively surprising the market consensus and breaking a four - quarter trend of negative or zero growth . • The improvement in the economy boosted Grupo Aval’s performance, resulting in net income for the quarter of 792 billion pesos, or 35 . 5 pesos per share, an ROAA of 1 . 8 % and an ROAE of 15 . 4% . Net income increased 13 % versus the first quarter of 2020 and almost 25 % versus the fourth quarter of 2020 . • Consolidated Assets increased to 337 trillion pesos, a 4 . 3 % growth versus 4 Q 2020 and of 5 . 1 % versus 1 Q 2020 . • Consolidated Gross Loans increased to 210 trillion pesos, a 3 . 8 % growth versus 4 Q 2020 and of 4 . 4 % versus 1 Q 2020 . • Consolidated Deposits increased to 222 trillion pesos, a 4 . 8 % growth versus 4 Q 2020 and of 9 . 3 % versus 1 Q 2020 . • The quality of our loan portfolio, measured as loans past due more than 90 days, improved by 20 bps during the quarter, from 3 . 6 % at the end of last year to 3 . 4 % at the end of 1 Q 2021 . • Cost of Risk for the quarter, at 2 . 2% , reflected the improvement in the overall shape of the loan portfolio . This ratio is the same as was registered a year ago during 1 Q 2020 and is a material improvement versus the 3 . 5 % level registered in 4 Q 2020 . • During 1 Q 2021 , total NIM decreased to 4 . 6 % versus 5 . 3 % in 4 Q 2020 , principally driven by a 313 bps drop, from 2 . 77 % to - 0 . 36% , in NIM on Investments . During this same period NIM on loans decreased 8 bps to 5 . 8% . • As anticipated, and mostly due to new regulation requiring Colombian banks to report solvency ratios under Basel III as of 1 Q 2021 , all Aval banks reported materially stronger capital ratios . Versus 4 Q 2020 , Aval banks Tier 1 ratios improved between 150 bps and 290 bps resulting in Tier 1 ratios between 10 . 4 % and 12 . 6 % and in total solvency ratios in the 13 % area . • The rhythm at which Corficolombiana continues to develop its infrastructure projects also continues to contribute to the company’s results . • Aval’s consolidated Cost to Assets ratio improved to 3 . 1 % during 1 Q 2021 versus the 3 . 4 % observed during 4 Q 2020 and 1 Q 2020 , in part as a result of a decrease of 8 . 8 % in quarterly total expenses versus 4 Q 2020 . • The quarter ended with strong funding and liquidity positions, as evidenced by the Deposits/Net Loans ratio of 1 . 10 x, and the Cash/Deposits ratio of 15 . 8% .

Key results per region for the quarter

	COP $tn	Colombia 1Q20	Colombia 4Q20	Colombia 1Q21	Colombia 1Q21 vs 1Q20	Colombia 1Q21 vs 4Q20	Central America[(1)] 1Q20	Central America 4Q20	Central America 1Q21	Central America 1Q21 vs 1Q20	Central America 1Q21 vs 4Q20
		64.2% of Assets					35.8% of Assets				
Balance Sheet	Gross Loans	$ 131.4	$ 131.2	$ 133.4	1.5%	1.7%	$ 69.3	$ 70.6	$ 76.1	9.9%	7.9%
	Deposits	$ 131.8	$ 132.0	$ 134.2	1.8%	1.6%	$ 71.4	$ 79.8	$ 87.9	23.1%	10.1%
	Deposits/Net Loans	1.05 x	1.05 x	1.07 x	0.02 x	0.01 x	1.04 x	1.13 x	1.17 x	0.13 x	0.04 x
Loan Quality	90 days PDLs / Gross Loans	4.0%	4.5%	4.4%	34 bps	(15) bps	1.5%	1.8%	1.7%	26 bps	(6) bps
	Allowance/90 days PDLs	1.31 x	1.44 x	1.46 x	0.16 x	0.02 x	1.94 x	1.89 x	1.94 x	-0.01 x	0.05 x
	Cost of risk	2.4%	3.8%	2.4%	5 bps	(144) bps	1.7%	2.9%	1.9%	16 bps	(102) bps
Profitability	Net interest margin	4.0%	5.3%	4.3%	32 bps	(99) bps	6.4%	5.2%	5.0%	(141) bps	(21) bps
	Fee income Ratio	20.9%	16.7%	19.5%	(139) bps	282 bps	31.0%	30.5%	30.7%	(28) bps	17 bps
	Efficiency Ratio	42.7%	35.8%	38.3%	(439) bps	245 bps	54.7%	58.5%	57.1%	244 bps	(138) bps
	Attributable net income[(2)]	$ 0.40	$ 0.49	$ 0.52	32.0%	6.7%	$ 0.31	$ 0.15	$ 0.27	-11.4%	84.6%
	ROAA	1.8%	2.2%	2.0%	23 bps	(27) bps	1.9%	0.7%	1.4%	(54) bps	62 bps
	ROAE	18.9%	19.6%	21.1%	222 bps	153 bps	10.8%	5.4%	10.2%	(64) bps	472 bps

(1) Central America refers to Leasing Bogotá Panamá (LBP) operation expressed in Colombian Pesos, at the exchange rate of each period. **(2)** Attributable net income for Grupo Aval of Ps 791.8 bn for 1Q21 corresponds to the Ps 521.5 bn of our Colombian operation plus Ps 393.2 bn of our Central American operation multiplied by 68.7%, our stake in Banco de Bogotá. **Gross loans** excludes interbank and overnight funds. **PDLs 90+** defined as loans more than 90 days past due. **Cost of Risk** calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans. **Net Interest Margin** includes net interest income plus net trading income from investment securities held for trading through profit or loss divided by total average interest-earning assets. **Fee income ratio** is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. **Efficiency Ratio** is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. **ROAA** is calculated as annualized Net Income divided by average of total assets. **ROAE** is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. **NS** refers to non-significant figures. Equity for Central America is calculated as LBP multiplied by our 68.7% stake in the company. Equity for Colombia is calculated as the difference between our consolidated attributable equity and the equity in Central America.

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5 Macroeconomic context - Colombia ( 1 | 2 ) (4.2%) (4.1%) (6%) (4%) (2%) 0% 2% Trade balance Current Account Deficit 2.2 2.1 1.5 2.6 1.3 1.5 1.3 1.3 2.2 2.2 2.8 3.0 3.0 3.5 3.2 3.4 0.0 - 15.5 - 8.2 - 3.4 2.0 I II III IV I II III IV I II III IV I II III IV I II III IV I II III IV 2016 2017 2018 2019 2020 2021 2.1 1.4 2.6 3.3 -6.8 - -17% -13% -9% -5% -1% 3% 7% Dec-16 Dec-17 Dec-18 Dec-19 Dec-20 Real GDP growth Inflation Colombian Central Bank's Interest rate 1.75% 1.95% 2.05% Source: Banco de la República de Colombia and DANE. Source: DANE. Seasonally adjusted, constant prices o f 2015 GDP Oil Exports/Total Exports 2016: 34.0% 2017: 35.0% 2018: 40.2% Source : Banco de la República de Colombia and DANE. 2019: 40.4% Source: Banco de la República de Colombia and DANE. GDP Seasonally - adjusted, constant prices (2015 basis) FY GDP 2.1% 1.4% 2.6% 3.3% - 6.8% Inflation (%) Central Bank’s Monetary Policy GDP Growth (%) Current Account ( % GDP, quarterly) 1.61% 0% 2% 4% 6% 8% Dec-16 Dec-17 Dec-18 Dec-19 Dec-20 12-Month inflation Lower target range Upper target range 1.95% Apr - 21: 2020: 28.2% 2019 2020 2019 2020(3.3%) (3.7%) (4.4%) (3.3%)

6 Macroeconomic context - Colombia ( 2 | 2 ) Source: Ministry of Finance. Projections start in 2021. Real and Projected Fiscal Deficit Fiscal Rule (% of GDP) Colombian Peso Exchange Rate Source: Banco de la República de Colombia. 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 End of Period 3,000.7 2,885.6 3,050.4 2,936.7 2,984.0 2,780.5 2,930.8 2,972.2 3,249.8 3,174.8 3,205.7 3,477.5 3,277.1 4,054.5 3,756.3 3,865.5 3,432.5 3,678.6 Quarter Average 3,016.1 2,924.3 2,920.3 2,974.6 2,985.9 2,860.3 2,839.0 2,961.0 3,161.0 3,134.6 3,242.4 3,336.9 3,411.1 3,533.9 3,850.0 3,730.2 3,660.1 3,557.7 YTD Average 2,500 2,700 2,900 3,100 3,300 3,500 3,700 3,900 4,100 2,951.15 2,956.55 3,282.39 3,691.27 3,053.4 (2.4) (3.0) (4.0) (3.6) (3.1) (2.5) (7.8) (8.6) (2.5) (1.8) (1.2) (1.1) (1.1) (1.1) 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 Real fiscal deficit Projected fiscal deficit (Jun - 2020) 2021 Financial Plan (Mar - 2021) 9.2% 9.4% 9.7% 10.5% 16.1% 16.9% 10.0% 10.6% 10.8% 11.2% 18.4% 19.8% 2016 2017 2018 2019 2020 2021 LTM average national unemployment LTM average urban unemployment Mar - 20 Mar - 21 Urban 13.4% 16.8% National 12.6% 14.2% Unemployment (%) Source: Banco de la República de Colombia. Urban unemployment defined as unemployment of 13 cities and their metropolitan areas. * Last twelve months average from April 2020 to March 2021. 1Q21 vs. 1Q20 1Q21 vs. 4Q20 (9.3%) 7.2% 0.7% (2.8%) *

7 3.2% 3.0% 2.2% 3.8% 2.7% 2.4% - 3.9% - 7.2% - 17.9% - 4.8% - 1.5% - 8.0% - 8.6% - 3.0% 5.6% 12.0% 2.6% 4.5% 4.5% 4.2% 0.2% 2019 2020E 2021E 90 100 110 120 130 Dec-18 Jun-19 Dec-19 Jun-20 Dec-20 Colón Quetzal Lempira Córdoba TRM 112.6 98.9 107.6 99.8 100.9 (3%) (1%) 1% 3% 5% 7% Dec-18 Jun-19 Dec-19 Jun-20 Dec-20 CR ES GU HO NI PA Cenam 4.1% 3.9% 5.8% 3.5% 0.5% 1.8% (0.6%) Macroeconomic context – Central America Panamá Nicaragua Costa Rica Honduras Guatemala El Salvador Central America (1) Source: IMF (WEO April 2021); (1) Aggregate growth of all the Central American countries. Source: SECMCA. CR: Costa Rica, ES: El Salvador, GU: Guatemala, HO: Honduras, NI: Nicaragua, PA: Panamá, Cenam : Central America. Panamá as of February 2021. Source: SECMCA. Source: Bloomberg Regional Exchange Rates (100=12/31/2018) Central Bank’s Interest Rates Growth Outlook – Real GDP Inflation per Country % of Grupo Aval gross portfolio 36.3% 12.8% 6.0% 4.0% 8.5% 3.5% 1.5% 0% 1% 2% 3% 4% 5% 6% 7% Dec-18 Jun-19 Dec-19 Jun-20 Dec-20 Costa Rica Guatemala Honduras 3.00% 0.75% 1.75%

8 45.8% 56.4% 70.3% 50.9% 40.3% 26.2% 3.3% 3.3% 3.5% 2019 2020 1Q21 % Digital % Branches % Others 165 672 964 329 122 176 269 621 203 122 341 941 1,585 532 2017 2018 2019 2020 1Q21 1 10 14 21 23 4 5 8 16 26 5 15 22 37 49 2017 2018 2019 2020 1Q21 1.5 1.8 2.1 3.3 3.5 0.9 1.2 1.4 1.6 1.7 2.4 3.0 3.5 4.9 5.2 2017 2018 2019 2020 1Q21 Active Clients Million Sales (000) Products 164 672 956 Central America Colombia D igital % Amount Transacted by Channel Colombia

9 Net loans and leases Fixed income investments Unconsolidated equity investments Other Assets Assets Breakdown (%) Total Assets Exc. FX = Growth excluding FX movement of Central American Operations (1) Multi Financial Group (MFG) was acquired in May 2020, assets growth excluding FX and the acquisition of MFG would have been 2 .8% for 1Q21 vs. 1Q20. Assets in 4Q20 and 1Q21 include Ps 16.5 trillion and Ps 17.5 trillion of MFG, respectively. (2) Net loans and leases include interbank and overnight funds (3) Foreign operations reflect Central American operations (2) (1) Colombian operation (%) Foreign (3) (%) 320.4 322.9 336.9 1Q20 4Q20 1Q21 Y/Y% = 5.1%; (Exc. Fx = 8.4%) Q/Q% = 4.3%; (Exc. Fx = 1.8%) Figures in Ps. Trillions 60.9 10.2 1.9 27.1 1Q20 60.6 12.2 2.4 24.9 4Q20 59.7 13.4 2.1 24.8 1Q21 67.3 32.7 65.2 34.8 35.8 64.2

10 Loans and receivables Gross loans Gross loans Breakdown % Growth excluding FX movement of Central American Operations (1) Exc. FX = Growth excluding FX movement of Central American Operations (1) Multi Financial Group (MFG) was acquired in May 2020, gross loans growth excluding FX and the acquisition of MFG would have b een 1.4% for 1Q21 vs. 1Q20. Gross loans in 1Q21 include Ps 7.1 trillion of commercial loans, Ps 2.8 trillion of consumer loans and Ps 2.6 trillion of mortgages loans of MFG and for 4Q20 Ps 6.7 trillion of commercial loans, Ps 2.6 trillion of consumer loans and Ps 2.4 trillion of mortgages loans. 200.7 201.8 209.5 1Q20 4Q20 1Q21 2.4 5.2 5.1 9.1 3.2 4.2 1.0 1.7 12.1 - 11.1 18.6 - 11.1 6.0 - 3.6 1.7 - 3.6 55.7% 55.0% 54.6% 32.5% 32.6% 32.8% 11.6% 12.2% 12.4% 0.2% 0.2% 0.2% Y/Y% Q/Q% Commercial Consumer Mortgages Microcredit 200.7 201.8 209.5 1Q20 4Q20 1Q21 Y/Y% = 4.4%; (Exc. Fx = 7.9%) Q/Q% = 3.8%; (Exc. Fx = 1.3%) Figures in Ps. Trillions – Excluding interbank and overnight funds

11 Loan portfolio quality Charge offs / Average 90+ PDLs Cost of Risk Quality Coverage 4.16% 4.90% 4.75% 3.14% 3.56% 3.41% 30 days PDLs / Gross loans 90 days PDLs / Gross loans 2.32% 3.71% 2.40% 2.15% 3.51% 2.22% Impairment loss / Average gross loans Impairment loss, net / Average gross loans 1.41x 1.52x 1.55x 1.06x 1.10x 1.11x 4.43% 5.41% 5.28% Allowance / Gross loans Allowance / 90+ PDLs Allowance / 30+ PDLs 0.60x 0.44x 0.77x 1Q20 4Q20 1Q21

12 Loan portfolio quality 30 days past due formation 90 days past due formation (1) (2) 30 days past due loans 90 days past due loans Loans and coverage by Stages (%) (1) Past Due Loans + 30 / Total Loans including interest accounts receivable (2) Past Due Loans + 90 / Total Loans including interest accounts receivable. PDLs 90+ defined as loans more than 90 days pas t d ue. Figures in Ps. Billions (1) (2) 1Q20 2Q20 3Q20 4Q20 1Q21 Initial +30 PDLs 7,827 8,353 8,483 10,829 9,883 New +30 PDLs 1,433 1,058 3,749 (187) 1,448 Charge-offs (907) (927) (1,404) (758) (1,370) Final +30 PDLs 8,353 8,483 10,829 9,883 9,960 1Q20 2Q20 3Q20 4Q20 1Q21 Initial +90 PDLs 5,842 6,305 6,271 6,737 7,187 New +90 PDLs 1,371 893 1,870 1,208 1,322 Charge-offs (907) (927) (1,404) (758) (1,370) Final +90 PDLs 6,305 6,271 6,737 7,187 7,139 1Q20 4Q20 1Q21 1Q20 4Q20 1Q21 Commercial 4.11% 4.55% 4.36% 3.45% 4.02% 3.78% Consumer 4.11% 5.36% 5.23% 2.60% 2.97% 2.88% Mortgages 4.37% 5.02% 4.93% 2.98% 2.94% 2.95% Microcredit 15.15% 20.35% 27.45% 14.37% 13.37% 19.21% Total loans 4.16% 4.90% 4.75% 3.14% 3.56% 3.41% 89.8% 80.7% 80.0% 4.6% 13.2% 13.9% 5.6% 6.1% 6.1% 1Q20 4Q20 1Q21 Stage 3 Stage 2 Stage 1 49.7% 49.4% 48.2% 14.3% 11.4% 10.8% 1.1% 1.1% 1.0% Coverage

Funding

Figures in Ps. Trillions

Total funding

Y/Y% = 5.6%; (Exc. Fx = 8.8%)

Q/Q% = 5.1%; (Exc. Fx = 2.5%)



269.0
270.5
284.2 (1)
1Q20
4Q20
1Q21

Funding composition (%)	1Q20	4Q20	1Q21
Deposits	75.6	78.3	78.1
Banks and others	10.9	8.8	8.1
Bonds issued	10.7	10.3	10.5
Interbank borrowings	2.9	2.7	3.3

Total deposits

Y/Y% = 9.3%; (Exc. Fx = 13.0%)

Q/Q% = 4.8%; (Exc. Fx = 2.1%)



203.2
211.8
222.1 (2)
1Q20
4Q20
1Q21

Deposit composition (%)	1Q20	4Q20	1Q21
Savings accounts	33.8	36.1	36.4
Checking accounts	26.1	24.2	24.9
Time deposits	39.9	39.4	38.5
Others	0.2	0.3	0.2

Deposits / Net loans*(%)



1.04x
1.08x
1.10x
1Q20
4Q20
1Q21

Cash / Deposits (%)



19.8%
16.1%
15.8%
1Q20
4Q20
1Q21

Exc. FX = Growth excluding FX movement of Central American Operations

(1) Multi Financial Group (MFG) was acquired in May 2020, total funding growth excluding FX and the acquisition of MFG would have been 2.8% for 1Q21 vs. 1Q20. Funding in 4Q20 and 1Q21 includes Ps 14.6 trillion and Ps 15.6 trillion of MFG, respectively.

(2) Multi Financial Group (MFG) was acquired in May 2020, deposits growth excluding FX and the acquisition of MFG would have been 7.5% for 1Q21 vs. 1Q20. Deposits in 4Q20 and 1Q21 include Ps 10.1 trillion and Ps 10.8 trillion of MFG, respectively.

(*) Net Loans equals gross loans plus interbank and overnight funds net of allowance for impairment of loans and receivables

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14 1Q20 B II 4Q20 B II 1Q21 B III 1Q20 B II 4Q20 B II 1Q21 B III 1Q20 B II 4Q20 B II 1Q21 B III 1Q20 B II 4Q20 B II 1Q21 B III Primary capital (Tier 1) 9.6 8.9 10.4 9.1 8.7 11.4 8.4 8.7 11.6 11.0 10.7 12.6 Solvency Ratio 12.3 12.1 12.8 10.4 10.6 13.5 9.6 10.5 13.3 11.1 12.0 13.4 19.5 20.7 20.4 13.6 14.8 14.8 33.0 35.4 35.2 1Q20 4Q20 1Q21 Attributable equity Minority interest Q/Q% = - 0.7% Y/Y% = 6.6% 19.5 20.7 20.4 1Q20 4Q20 1Q21 Q/Q% = - 1.4% Y/Y% = 4.6% Total equity / Assets 7.8% 7.5% 10.4% 11.0% 10.3% 8.3% Tangible equity ratio (1) Attributable Shareholders Equity Attributable Equity + Minority Interest Figures in Ps. Trillions Consolidated Capital Adequacy of our Banks (%) Capital (1) Tangible Equity Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwi ll and other Intangibles (2) For 4Q20 Total Tier 1: CET1 :7.8% and AT1: 1.1%, for 1Q21 under Basel III : Total Tier 1: CET1 :9.1% and AT1: 1.2% . (2) (2)

15 4.78% 5.29% 4.58% 1Q20 4Q20 1Q21 2.39% 2.56% 3.49% Cost of funds NIM – Net Interest Margin Net Interest Margin (1) Loans Interest Margin (2) Net Investments Margin (3) Net Interest Income (1) (Trillions) (1) Net Interest Income and Net Interest Margin: Includes net interest income plus net trading income from investment securities hel d for trading through profit or loss divided by total average interest - earning assets. NIM without income from investment securities held for trading through profit or loss was 4.9% for 1Q21 , 5.0% for 4Q20 and 5.3% for 1Q20. (2) Loans Interest Margin: Net Interest Income on Loans to Average loans and financial leases. (3) Net Investments Margin: Net Interest income on fixed income securities, net trading income from equity and fixed income inves tme nt securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds. 6.06% 5.87% 5.79% 1Q20 4Q20 1Q21 Avg. Yield on loans 9.88% 8.66% 8.38% - 1.68% 2.77% - 0.36% 1Q20 4Q20 1Q21 Avg. Yield on fixed income and interbank & overnight funds 2.23% 5.56% 2.13% 1Q20 4Q20 1Q21 1Q21 / 1Q20 1Q21 / 4Q20 2.7 3.4 2.9 7.8% -12.5%

Fees and other operating income

Figures in Ps. Billions

Gross fee income

Y/Y% = 1.0% ; (Exc. Fx = 0.6%)

Q/Q% = -2.3%; (Exc. Fx = -1.2%)



1,534.8
2.4%
20.1%
5.3%
72.3%
1,586.9
2.9%
19.0%
5.8%
72.3%
1,550.9
2.5%
20.4%
5.7%
71.5%
1Q20
4Q20
1Q21

	Y/Y%	Y/Y% (Exc. FX)	Q/Q%	Q/Q% (Exc. FX)
Banking fees	-0.1	-0.7	-3.4	-1.9
Trust activities	8.9	8.9	-3.5	-3.5
Pension fees	2.6	2.6	4.6	4.7
Other	3.6	3.6	-17.1	-17.1

% Growth excluding FX movement of Central American Operations

Non-financial sector (1)

	1Q20	4Q20	1Q21
Energy & gas	206	594	263
Infrastructure	716	500	621
Hotels	2	13	-28
Agribusiness	3	11	8
Other (2)	-93	-102	-92
Total	**834**	**1,016**	**771**

(1) Net income from sales of goods and services
(2) Reflects net NFS from Nexa BPO, Megalinea and Aportes en Línea call-centers and other subsidiaries

Other operating income

	1Q20	4Q20	1Q21
Foreign exchange gains (losses), net	-1,148	731	-70
Net income (loss) on financial derivatives	1,161	-216	284
Other trading income on derivatives	145	1	25
Derivatives and foreign exchange gains (losses), net (1)	158	516	239
Gains on valuation of assets	3	-47	2
Net income from other financial instruments mandatory at FVTPL	73	60	82
Net gain on sale of investments and OCI realization	94	100	129
Gain on the sale of non-current assets held for sale	29	68	9
Income from non-consolidated investments(2)	148	65	164
Other income from operations	69	72	94
Total other income from operations	**574**	**833**	**719**

Exc. FX = Growth excluding FX movement of Central American Operations
(1) Includes income from trading and hedging derivatives reflected as part of the net trading income on the Statement of Profit or Loss.
(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

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Grupo AVAL

17 3.4% 3.4% 3.1% 1Q20 4Q20 1Q21 Efficiency ratios Cost to income efficiency ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income . Cost to income Cost to assets Cost to assets efficiency ratio is calculated as annualized total other expenses divided by average total assets . 47.1% 42.9% 44.7% 1Q20 4Q20 1Q21

18 Profitability Figures in Ps. Billions Net income attributable to controlling interest ROAA (1) ROAE (2) (1) ROAA for each quarter is calculated as annualized Net Income divided by average of total assets. (2) ROAE for each quarter is calculated as annualized Net Income attributable to Aval's shareholders divided by average attributa ble shareholders' equity 700.2 635.1 791.8 1Q20 4Q20 1Q21 $35.5 $28.5 $31.4 1.8% 1.7% 1.8% 1Q20 4Q20 1Q21 14.2% 12.3% 15.4% 1Q20 4Q20 1Q21

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2021

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel